UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012;

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-24

Supplemental Schedule

Schedule H, Part IV Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	26-37

Note:

Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	38

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Pittsburgh, Pennsylvania

June 20, 2013

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

(in thousands of dollars)	December 31
	2012	2011
ASSETS

Investments at Fair Value
Stable Value Fund	$613,713	$615,718
Interests in Registered Investment Companies	359,853	224,810
Collective Trusts	0	75,225
E.I. DuPont de Nemours & Company Common Stock	29,387	34,873
CONSOL Stock Fund	119,987	148,510

	1,122,940	1,099,136

Receivables
Due from Broker for Securities Sold	358	161
Employer Contribution	0	72
Accrued Interest and Dividends	0	11
Notes Receivable from Participants	23,442	20,489

	23,800	20,733

Cash	936	68

Net Assets Reflecting All Investments at Fair Value	1,147,676	1,119,937

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts Held in Stable Value Fund	(31,562)	(28,392)

NET ASSETS AVAILABLE FOR BENEFITS	$1,116,114	$1,091,545

The accompanying notes are an integral part of these financial statements.	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2012

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$44,868
Participants – Rollovers	17,513
Employer	29,506

91,887

Interest Income from Participants’ Notes Receivable	953

Investment Income:
Interest and Dividends	17,975
Net Appreciation in Fair Value of Investments	32,770

50,745

Total Additions	143,585

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	118,789
Administrative Expense	227

Total Deductions	119,016

Net Increase	24,569

Net Assets Available for Benefits
Beginning of Year	1,091,545

END OF YEAR	$1,116,114

The accompanying notes are an integral part of these financial statements.	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

1.	DESCRIPTION OF PLAN

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering salaried, operations and maintenance, production and maintenance, warehouse and maintenance, and certain casual employees of CONSOL Energy Inc. and other participating employers (“CONSOL Energy” or the “Company”). Eligible employees can participate in the Plan on the first day of the first full pay period following the later of the start of regular full-time employment or the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“Code”).

The Plan Administrator is the Investment Plan Committee of CONSOL Energy, whose members are appointed by the Board of Directors (the “Board”) of the Company. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

During 2012 and 2011, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid out to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2012 and 2011, approximately $82,000 and $47,000 in dividends from the CONSOL Stock Fund were paid to participants in cash, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

1.	DESCRIPTION OF PLAN (Continued)

Contributions – Participants can, with certain restrictions, contribute a maximum of 75% of eligible compensation to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are automatically enrolled in the Plan if no action is taken by the employee within forty-five days from the date they first become eligible (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company and its subsidiaries, participating employers that are a qualified separate line of business), unless the participant elects not to contribute. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a supplemental contribution. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Contributions may be made with before-tax or after-tax dollars. All of the above participant contributions are subject to regulatory and Plan limitations.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply Company and its subsidiaries). Company matching contributions for certain participants of the Plan are considered nonforfeitable, safe-harbor contributions within the meaning of that term under final Code 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company and its subsidiaries receive qualified non-elective (“QNEC”) contributions equal to $1,500 per year, regardless of the employee’s contribution election. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ending December 31, 2012 and 2011. Total contributions credited to a participant’s account are subject to annual addition limitations under the Code.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and is charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the funds included in the supplemental schedule of assets held for investment purposes at end of year, except for E.I. DuPont de Nemours & Company (“DuPont”) common stock. This investment option is no longer available to Plan participants.

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow up to one-half of their account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or Automated Clearing House (“ACH”) account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2012, loan interest rates ranged from 4.00% to 9.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

1.	DESCRIPTION OF PLAN (Continued)

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts held in the CONSOL Energy Inc. Stable Value Fund (“Stable Value Fund” or “SVF”) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and is calculated using a simple-interest method on principal amounts. If a participant does not make a loan repayment on at least a quarterly basis, the Plan administrator considers the loan to be defaulted on the last day of the calendar quarter following the calendar quarter in which the last payment was made, and reclassified as a distribution based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were approximately $972,000 and $77,000 at December 31, 2012 and 2011, respectively.

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2012 and 2011, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements – In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurements and disclosure requirements are similar between US GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This pronouncement was effective for reporting periods beginning after December 15, 2011, requiring prospective application only. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

3.	CONTRACTS WITH INSURANCE COMPANIES

The Plan has direct holdings of fully benefit-responsive investment contracts in its SVF. The SVF is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets.

The aggregate crediting rates for all contracts as of December 31, 2012 and 2011 were 2.92% and 3.26%, respectively. Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately 3.14% and 4.16% in 2012 and 2011, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2012 and 2011 was approximately 2.89% and 3.12%, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third party investment advisors continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary, location closings or layoffs) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.
•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation.
•	The Plan makes a material amendment to the Plan (including complete or partial termination or merger with another plan) and/or the amendment adversely impacts the issuer.
•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.
•	The balance of the contract value is zero or immaterial.
•	Mutual consent.
•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.
•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates the contract with another SAP or SYN issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011 except for the GIC valuation as disclosed in this note.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund – The SVF is comprised of a short-term investment fund in addition to GICs, SAPs and SYNs. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. The following disclosures provide information about the nature of the investments in the SVF and how fair value of these investments is measured.

•

U.S. Government Security Fund – This security is a short-term investment fund (i.e. money market fund) designed to provide daily liquidity to the SVF and is stated at cost plus accrued interest, which approximates fair value. The fund seeks to preserve a net asset value of $1 per share and can be validated with a sufficient level of market activity and therefore, is classified within Level 1 of the fair value hierarchy.

•

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets, a GIC will provide a fixed rate of return as negotiated when the contract is purchased. At December 31, 2012, GICs are stated at cost plus accrued interest, which approximates fair value. At December 31, 2011, GICs were valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. GICs have been classified within Level 2 of the fair value hierarchy.

•

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets. Fair value of SAPs is determined by the market values of the underlying securities and the value of the wrap using observable market data by the insurer as of the valuation date. SAPs held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. This Plan is permitted to redeem investment units at net asset value on the measurement date. SAPs are classified within Level 2 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. Short-term investment funds include cash and short-term securities that mature within three months or less at date of purchase and are valued at amortized cost, which approximates fair value (Level 1), and liquid government debt securities valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency traded in markets that are not considered active (Level 2). Fixed income collective trusts invest in high quality fixed income securities across the short, intermediate, and core sectors, and are valued at the net asset value per share on the valuation date (Level 2). Other fixed income funds include government debt securities and corporate bonds valued using the observable quoted price reported in markets that are not considered active or pricing services based on market transactions for comparable securities of issuers with similar credit ratings (Level 2). At December 31, 2011, there was one fixed income fund valued at fair value based on certain security price validations and a review based on unobservable inputs and therefore classified within Level 3 of the fair value hierarchy. Swap contracts are valued at fair value utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other information (Level 2). Any accrued interest on the underlying assets is also included as a component of the fair value of those assets. Fair value of the wrap contracts is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions. That change in fees is then applied to the year-end book value of the contract to determine the wrap contract’s fair value. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GICs. The wrap contract provides that benefit-responsive transactions may be processed at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, termination, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 3).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

Interests in Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Collective Trusts – Collective trusts held by the Plan at December 31, 2011 and liquidated during 2012 were valued at the net asset values per unit as determined by the collective trusts as of the valuation date, which approximated fair value. The net asset values were based on the value of the underlying assets owned by the collective trusts, minus their liabilities, and then divided by the number of shares outstanding. The collective trusts previously held by the Plan were not available in an exchange and active market, however, the fair values were determined based on the underlying investments as traded in an exchange and active market. Due in part to the units of the collective trusts not being actively traded, the fair value measurements were classified within Level 2 of the fair value hierarchy.

Common Stock and Common Stock Fund – DuPont Common Stock and the CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets and liabilities at fair value as of December 31, 2012 and 2011:

(in thousands of dollars)	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Guaranteed Investment Contracts	$0	$29,371	$0	$29,371
Separate Account Portfolios	0	113,099	0	113,099
U.S. Government Security Fund	20,018	0	0	20,018
Fixed Income Collective Trusts	0	331,790	0	331,790
Other Fixed Income Funds	0	98,978	0	98,978
Short-Term Investment Funds	545	19,866	0	20,411
Wrap Contracts	0	49	0	49
Other Financial Instruments - Swaps	0	(3)	0	(3)

Total Stable Value Fund	20,563	593,150	0	613,713

Registered Investment Companies:
Foreign Large-Cap Blend Funds	74,679	0	0	74,679
Small-Cap Blend Fund	23,995	0	0	23,995
Mid-Cap Blend Fund	20,027	0	0	20,027
Mid-Cap Growth Fund	40,752	0	0	40,752
Intermediate-Term Fixed Income Funds	62,467	0	0	62,467
Large-Cap Blend Funds	92,763	0	0	92,763
Large-Cap Value Fund	26,743	0	0	26,743
Large-Cap Growth Fund	18,427	0	0	18,427

Total Registered Investment Companies	359,853	0	0	359,853

Common Stock:
E.I. DuPont de Nemours & Company	29,387	0	0	29,387
CONSOL Stock Fund	119,987	0	0	119,987

Total Assets at Fair Value	$529,790	$593,150	$0	$1,122,940

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

(in thousands of dollars)	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Guaranteed Investment Contracts	$0	$43,336	$0	$43,336
Separate Account Portfolios	0	108,506	0	108,506
U.S. Government Security Fund	28,785	0	0	28,785
Fixed Income Collective Trusts	0	319,852	0	319,852
Other Fixed Income Funds	0	79,078	78	79,156
Short-Term Investment Funds	9,838	26,257	0	36,095
Wrap Contracts	0	28	0	28
Other Financial Instruments - Swaps	0	(40)	0	(40)

Total Stable Value Fund	38,623	577,017	78	615,718

Registered Investment Companies:
Foreign Large-Cap Blend Funds	53,311	0	0	53,311
Mid-Cap Growth Fund	56,380	0	0	56,380
Intermediate-Term Fixed Income Funds	49,529	0	0	49,529
Large-Cap Blend Fund	28,682	0	0	28,682
Large-Cap Value Fund	21,118	0	0	21,118
Large-Cap Growth Fund	15,790	0	0	15,790

Total Registered Investment Companies	224,810	0	0	224,810

Collective Trusts:
Mid-Cap Blend Fund	0	24,642	0	24,642
Index Fund	0	50,583	0	50,583

Total Collective Trusts	0	75,225	0	75,225

Common Stock:
E.I. DuPont de Nemours & Company	34,873	0	0	34,873
CONSOL Stock Fund	148,510	0	0	148,510

Total Assets at Fair Value	$446,816	$652,242	$78	$1,099,136

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2012:

Level 3 Assets
(in thousands of dollars)	For the Year Ended December 31, 2012
Stable Value Fund-Other Fixed Income Funds

Balance, Beginning of Year	$78
Realized Losses	(2)
Sales	(76)

Balance, End of Year	$0

Realized losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. For the year ended December 31, 2012, there were no such transfers in or out of Levels 1, 2 or 3.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

5.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2012		2011

CONSOL Stock Fund	$119,987		$148,510
Columbia Acorn Fund	40,752 *	*	56,380
Vanguard Institutional Index Fund	65,692		0 *	*
*Metropolitan Life Insurance Co. (SAP)	67,867		66,136
*Jennison Intermediate Core Bond Fund	69,150		66,665
*Prudential Core Cons. Inter. Bond Fund	67,387		64,997
*GEM Trust Short Duration	72,803		72,122

   *   These investments are included in the Stable Value Fund.

   ** For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $32,770,000 as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Fair Value of Investments

Stable Value Fund	$16,936
Registered Investment Companies	25,508
Common Stock:
E.I. DuPont de Nemours & Company	(245)
CONSOL Stock Fund	(17,351)
Collective Trusts	7,922

$32,770

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

5.	INVESTMENTS (Continued)

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GICs as well as SAPs and SYNs.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
(in thousands of dollars)	2012	2011

Investments at Fair Value	$613,664	$615,690
Wrap Contracts (at Fair Value)	49	28

	613,713	615,718
Adjustment from Fair Value to Contract Value	(31,562)	(28,392)

Investments at Contract Value	$582,151	$587,326

The composition of assets of the SVF at contract value as of December 31, 2012 and 2011 are as follows:

(in thousands of dollars)	2012	2011

Synthetic Guaranteed Investment Contracts	$425,035	$411,495
Separate Account Portfolios	107,662	105,268
Guaranteed Investment Contracts	29,371	40,794
Short-term Investment Fund	20,083	29,769

	$582,151	$587,326

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

5.	INVESTMENTS (Continued)

SYNs within the SVF are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2012	2011

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$132,323	$128,735
ING Life Insurance & Annuity Co.	AA	44,188	43,398
Transamerica Life Insurance Co.	AA	44,188	43,398
State Street Bank & Trust	AA	44,188	43,397
ING Life Insurance & Annuity Co.	AA	53,383	50,856
Transamerica Life Insurance Co.	AA	53,383	50,856
State Street Bank & Trust	AA	53,382	50,855

Total SYNs (at Contract Value)		$425,035	$411,495

The composition of changes in net assets of the SVF at contract value for the year ended December 31, 2012 is as follows:

(in thousands of dollars)

Employer Contributions	$7,492
Participant Contributions and Rollovers	28,854

Total Contributions	36,346
Interest and Dividend Income	383
Net Realized/Unrealized Appreciation in Investment Value	16,936
Benefits Paid to Participants	(77,259)
Administrative Expense	(95)
Net Loan Activity	(574)
Net Interfund Transfers	19,088

Decrease in Net Assets Available for Benefits	(5,175)
Net Assets Available for Benefits

Beginning of Year	587,326

End of Year	$582,151

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

6.	TAX STATUS

The Plan obtained its latest determination letter on June 3, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, Plan management and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and the IRS completed an audit of the Plan for the year ended December 31, 2005. As a result of this examination, the Company made a corrective contribution on February 13, 2012 of approximately $72,000 (plus related earnings) to the Plan on behalf of certain casual employees that were improperly excluded from participating in the Plan on a timely basis for the Plan years ending December 31, 2004 through December 31, 2010. The resulting tax deficiency related to this examination was paid by the Company. As a result of the conclusion of this audit by the IRS, the Plan is no longer subject to income tax examinations for years prior to 2011.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

(in thousands of dollars)	2012	2011

Net Assets Available for Benefits per the Financial Statements	$1,116,114	$1,091,545
Amounts Allocated to Withdrawing Participants	(972)	(77)

Net Assets Available for Benefits per the Form 5500	$1,115,142	$1,091,468

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to Form 5500:

(in thousands of dollars)

Benefits Paid to Participants per the Financial Statements	$118,789
Amounts Allocated to Withdrawing Participants at December 31, 2012	972
Less: Amounts Allocated to Withdrawing Participants at December 31, 2011	(77)

Benefits Paid to Participants per Form 5500	$119,684

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF as well as two collective investment funds offered as investment options by the Plan until February 29, 2012, were managed by Merrill Lynch or its parent company, Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,737,917 shares and 4,046,582 shares of CONSOL Energy common stock at December 31, 2012 and 2011, respectively. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2012 and 2011

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in interest rate swap contracts that may give rise to varying degrees of off-balance-sheet market and credit risk. These swap contracts can be executed on an exchange or negotiated in the over-the-counter market and involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Market risk arises from the potential for changes in value of swap contracts resulting from fluctuations in interest rates. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these swap contracts serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

10.	SUBSEQUENT EVENT

Effective March 28, 2013, the Plan administrator added two new funds, the BlackRock Inflation Protected Bond Fund and the DFA Emerging Markets Core Equity Portfolio Fund, as investment options available to Plan participants.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock
*	CONSOL Stock Fund		3,737,917	$119,987
	E.I. DuPont de Nemours & Company		653,362	29,387

	Total Common Stock			149,374

	Interests in Registered Investment Companies
	American Funds	Europacific Growth Fund	849,560	34,985
	BlackRock	Basic Value Fund	1,051,641	26,743
	ClearBridge	Large Cap Growth Fund	750,918	18,427
	Columbia	Acorn Fund	1,338,335	40,752
	Davis New York	Venture Fund	770,153	27,071
	PIMCO	Total Return Fund	3,589,578	40,347
	Vanguard	Bond Market Index Fund	1,994,608	22,120
	Vanguard	International Stock Fund	2,647,801	39,694
	Vanguard	Institutional Index Fund	503,311	65,692
	Vanguard	Mid Cap Index Fund	889,283	20,027
	Vanguard	Small Cap Index Fund	619,060	23,995

	Total Interests in Registered Investment Companies			359,853

	Stable Value Fund
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	4,324,768	4,325
	Metropolitan Life Insurance Co.	GIC, 5.83%, 12/01/2013	4,921,142	4,921
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	4,216,604	4,217
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.68%, 12/01/2013	10,083,463	10,083
	Prudential Retirement Ins. & Annuity Co.	GIC, 4.62%, 12/02/2013	5,824,579	5,825
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 1.82%, opened	39,794,720	39,795
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.33%, opened	67,866,937	67,867
	FFI Government Fund	Money Market Fund, 0.01%	20,083,379	20,083
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.67%, opened	132,323,171
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	6,198,133	69,150
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	6,123,456	67,387
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		(4,214)
	Perpetual Window Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 1.61%, opened	44,188,107
	Monumental Life Insurance Co.	Synthetic GIC, 1.61%, opened	44,188,107
*	State Street Bank & Trust	Synthetic GIC, 1.61%, opened	44,188,107
	Underlying Security Description:
	GEM Trust Short Duration	5,951,839.4564 units of participation		72,803
	US Dollar	CASH	527,167	527

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Deutsche Cash Collateral	0.07% 31 Dec 2030 Short Term Invest. Fund	12,000	12
	Treasury Bill	0.01% 30 May 2013	18,000	18
	Treasury Bill	0.01% 22 Aug 2013	900,000	899
	Treasury Bill	0.01% 14 Nov 2013	4,700,000	4,694
	Barclays Cash Collateral	Cash as Collateral for Futures	18,000	18
	BWU000O01 IRS USD PF 1.75000	1.75% 19 Dec 2022	(1,200,000)	(1,193)
	FNMA TBA Single Family Mortgag	4% 01 Dec 2099	(500,000)	(536)
	BWU0640U7 IRS USD PF 2.25000	2.25% 20 Jun 2022	(200,000)	(209)
	Fannie Mae	1% 25 Apr 2037	23,525	24
	Fannie Mae	0.595% 25 Jul 2037	51,230	51
	Freddie Mac	0.542% 15 May 2037	53,907	54
	Wachovia Bank Commercial Mortg	1% 15 Jun 2049	62,269	64
	Transocean Inc	6.5% 15 Nov 2020	60,000	73
	Fannie Mae	0.608% 25 Oct 2040	75,757	76
	Fannie Mae	0.572% 25 Apr 2037	80,754	81
	Freddie Mac	0.930% 15 Jul 2037	87,759	88
	DTE Energy Company	1% 03 Jun 2013	100,000	100
	Abbvie Inc	1.2% 06 Nov 2015	100,000	101
	Abbvie Inc	1.75% 06 Nov 2017	100,000	101
	National Rural Util Coop	1.9% 01 Nov 2015	100,000	103
	Hospitality Properties	5.125% 15 Feb 2015	100,000	105
	Ensco PLC	3.25% 15 Mar 2016	100,000	106
	BP Capital Markets PLC	3.125% 01 Oct 2015	100,000	106
	JPMorgan Chase & Co	3.45% 01 Mar 2016	100,000	106
	FNMA Pool 470989	2.9% 01 Jun 2020	99,267	106
	Kinder Morgan Ener Part	3.5% 01 Mar 2016	100,000	107
	Bear Stearns Cos LLC	5.7% 15 Nov 2014	100,000	109
	Kilroy Realty LP	5% 03 Nov 2015	100,000	109
	Fannie Mae	0.725% 25 Dec 2040	109,230	110
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	112
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	112
	Morgan Stanley	5.625% 23 Sep 2019	100,000	113
	Fannie Mae	0.658% 25 Dec 2040	114,238	115
	BP Capital Markets PLC	4.5% 01 Oct 2020	100,000	115
	SLM Corp	8.45% 15 Jun 2018	100,000	117
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	118
	Harris Cnty TX	5% 15 Aug 2030	100,000	121
	Fannie Mae	0.755% 25 Nov 2040	122,589	124
	Harris Cnty TX	5% 15 Aug 2020	100,000	125
	Fannie Mae	0.681% 25 May 2037	127,167	128
	GNMA II Pool 783277	6% 20 Jul 2040	115,392	129
	Freddie Mac	0.703% 15 Aug 2028	132,336	134

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Altria Group Inc	9.25% 06 Aug 2019	102,000	142
	Freddie Mac	1% 15 May 2037	145,543	146
	FNMA Pool AL1378	6% 01 Feb 2027	140,902	155
	Government National Mortgage A	0.740% 20 Oct 2037	159,865	161
	Fannie Mae	0.598% 25 Apr 2037	166,343	167
	Fannie Mae	0.961% 25 Jan 2040	169,555	172
	Hewlett Packard Co	0.592% 24 May 2013	200,000	199
	Abbey Natl Treasury Serv	1% 25 Apr 2014	200,000	200
	BWU0640U7 IRS USD RV 03MLIBOR	1% 20 Jun 2022	200,000	200
	Caterpillar Inc	0.637% 21 May 2013	200,000	200
	US Treasury N/B	0.75% 31 Oct 2017	200,000	201
	EOG Resources Inc	1.22% 03 Feb 2014	200,000	201
	Freddie Mac	1% 08 Mar 2017	200,000	203
	SLM Corp	5% 01 Oct 2013	200,000	205
	DCP Midstream Operating	3.25% 01 Oct 2015	200,000	206
	Fannie Mae	0.737% 25 Sep 2041	206,151	208
	Ford Motor Credit Co LLC	3.875% 15 Jan 2015	200,000	209
	Credit Suisse Commercial Mortg	1% 15 Sep 2040	200,000	210
	New York City NY Transitional	3.02% 01 Feb 2016	200,000	212
	Prologis LP	4% 15 Jan 2018	200,000	212
	BP Capital Markets PLC	3.2% 11 Mar 2016	200,000	213
	Morgan Stanley	5.375% 15 Oct 2015	200,000	217
	Wal Mart Stores Inc	3.25% 25 Oct 2020	200,000	218
	Tyco Electronics Group S	4.875% 15 Jan 2021	200,000	224
	HCP Inc	5.375% 01 Feb 2021	200,000	228
	Freddie Mac	1.070% 15 Sep 2037	228,755	231
	Transocean Inc	6% 15 Mar 2018	200,000	232
	Fannie Mae	0.946% 25 Mar 2038	233,324	236
	Fannie Mae	0.925% 25 Dec 2037	259,219	261
	Anadarko Petroleum Corp	8.7% 15 Mar 2019	200,000	270
	FNMA Pool AH4680	4% 01 Mar 2026	256,145	274
	Fannie Mae	0.797% 25 Mar 2035	275,056	278
	American Expr Centurion	0.875% 13 Nov 2015	300,000	300
	Fannie Mae	0.5% 27 May 2015	300,000	301
	Dow Chemical Co	2.5% 15 Feb 2016	300,000	312
	Freddie Mac	0.736% 15 Oct 2040	311,321	313
	Freddie Mac	1% 15 Oct 2040	316,051	317
	Freddie Mac	0.8% 15 Dec 2041	318,548	321
	Wachovia Bank Commercial Mortg	5.012% 15 Dec 2035	324,642	333
	American Tower Corp	5.05% 01 Sep 2020	300,000	336
	Freddie Mac	0.799% 15 Jan 2042	337,518	340
	Freddie Mac	0.74% 15 Oct 2040	339,728	342
	Agilent Technologies Inc	5% 15 Jul 2020	300,000	344

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Morgan Stanley	6.625% 01 Apr 2018	300,000	354
	Rogers Communications Inc	6.8% 15 Aug 2018	300,000	379
	Freddie Mac	1.25% 01 Aug 2019	400,000	401
	JPMorgan Chase & Co	1.361% 24 Jan 2014	400,000	403
	Fannie Mae	0.756% 25 Dec 2040	427,400	430
	American Express Co	7.25% 20 May 2014	400,000	435
	Fannie Mae	0.737% 25 Sep 2041	439,428	442
	NBC Universal Media LLC	5.15% 30 Apr 2020	400,000	474
	Fannie Mae	0.756% 25 Sep 2041	540,668	544
	Citigroup Inc	1.755% 13 Jan 2014	600,000	606
	US Treasury N/B	0.875% 31 Jan 2017	600,000	608
	Verizon Communications	6.1% 15 Apr 2018	500,000	615
	Goldman Sachs Group Inc	7.5% 15 Feb 2019	500,000	629
	FNMA Pool 466319	3.23% 01 Nov 2020	579,610	631
*	Bank Of America Corp	7.375% 15 May 2014	700,000	758
	FNMA Pool AE2159	4% 01 Feb 2041	766,102	822
	Government National Mortgage A	0.51% 20 Dec 2042	1,200,000	1,199
	BWU000O01 IRS USD RV 03MLIBOR	1% 19 Dec 2022	1,200,000	1,200
	Freddie Mac	1% 15 Nov 2040	1,243,424	1,253
	TSY Infl IX N/B	0.125% 15 Jul 2022	1,207,080	1,310
	TSY Infl IX N/B	0.125% 15 Jan 2022	1,226,436	1,332
	FNMA TBA Jan 30 Single Fam	4.5% 01 Dec 2099	2,000,000	2,160
	US Treasury N/B	1% 31 Aug 2019	2,300,000	2,287
	US Treasury N/B	0.625% 30 Sep 2017	2,300,000	2,296
	US Treasury N/B	0.375% 31 Jul 2013	7,300,000	7,310
	US Treasury N/B	0.75% 15 Dec 2013	16,378,000	16,465
	Various Payables			(1,447)
	Various Insurance Companies	Synthetic Wrap Agreements***		(2,058)
	Total Return Tier Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 4.65%, opened	53,382,498
	Monumental Life Insurance Co.	Synthetic GIC, 4.65%, opened	53,382,498
*	State Street Bank & Trust	Synthetic GIC, 4.65%, opened	53,382,498
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	1,978,709.7748 units of participation		30,342
	GEM Trust Opportunistic 2	2,350,888.3074 units of participation		38,028
	GEM Trust Opportunistic 3	3,503,703.4728 units of participation		54,080
*	State Street SSgA	0.059% 31 Dec 2030 Gov. Short Term Invest. Fund	14,242,426	14,242
	US Dollar	CASH	178	1
	FNMA Pool 318107	7% 01 Aug 2025	293	1
	FNMA Pool 306974	7.5% 01 Jun 2025	491	1
	Fed Hm Ln Pc Pool C90042	6% 01 Dec 2013	796	1
	GNMA Pool 780975	6% 15 Feb 2029	1,057	1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	GNMA Pool 373607	6.5% 15 Mar 2026	1,184	1
	FNMA Pool 987022	5.5% 01 Aug 2038	2,386	3
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	2,780	3
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	3,142	3
	GNMA Pool 412583	6.5% 15 Apr 2026	3,398	4
	Comcast Cable Communications	7.125% 15 Jun 2013	5,000	5
	Morgan Stanley Dean Witter Cap	6.39% 15 Jul 2033	5,366	5
	GNMA Pool 288117	10% 15 Mar 2020	5,618	6
	City of Florence	6.14% 15 Apr 2014	5,702	6
	Contl Airlines 1996 1	6.94% 15 Apr 2015	5,909	6
	GNMA Pool 412234	6.5% 15 May 2026	5,323	6
	GNMA Pool 419569	6.5% 15 Feb 2026	5,243	6
	FNMA Pool 414547	7% 01 Feb 2028	6,114	7
	Dell Inc	5.625% 15 Apr 2014	8,000	8
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	7,913	10
	Citifinancial Mortgage Securities	4.427% 25 Oct 2033	10,344	10
	Marsh & McLennan Cos Inc	9.25% 15 Apr 2019	8,000	11
	Small Business Administration	4.12% 10 Mar 2014	10,636	11
	GNMA Pool 296513	10% 15 Dec 2020	9,175	11
	GNMA Pool 426119	8% 15 Jun 2026	11,636	14
	FNMA Pool 928560	5.5% 01 Jul 2037	13,277	14
	CS First Boston Commercial Mort.	6% 25 Nov 2018	14,625	15
	FNMA Pool 906693	5.5% 01 Dec 2036	13,991	15
	Master Asset Securitization Trust	5.279% 25 May 2033	16,496	16
	Ingersoll Rand Gl Hld Co	9.5% 15 Apr 2014	15,000	17
	Hartford Finl Svcs Grp	5.375% 15 Mar 2017	15,000	17
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	18
	Entergy Mississippi Inc	6.64% 01 Jul 2019	15,000	18
	Fannie Mae	0% 09 Oct 2019	21,000	18
	EOG Resources Inc	5.625% 01 Jun 2019	15,000	18
	GNMA Pool 457932	6% 15 Dec 2028	16,823	19
	Owens Corning Inc	6.5% 01 Dec 2016	17,000	19
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	19
	GNMA Pool 424276	6.5% 15 Mar 2026	16,961	20
	Fannie Mae	8.5% 25 Sep 2021	17,460	20
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	20
	Phillips 66	4.3% 01 Apr 2022	18,000	20
	Intl Bk Recon & Develop	0.01% 15 Feb 2015	21,000	21
	BHP Billiton Fin USA LTD	6.5% 01 Apr 2019	17,000	22
*	Bank of America Commercial Mor	5.713% 10 May 2045	21,762	22
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	20,395	22
	Comcast Corp	5.7% 15 May 2018	19,000	23
	Valspar Corp	6.05% 01 May 2017	20,000	23

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Oracle Corp	5.75% 15 Apr 2018	20,000	24
	Amazon.Com Inc	2.5% 29 Nov 2022	25,000	25
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	25,000	25
	Agilent Technologies Inc	3.2% 01 Oct 2022	25,000	25
	FNMA Pool 323347	7% 01 Sep 2028	21,195	25
	Harsco Corp	2.7% 15 Oct 2015	25,000	25
	Jones Lang LaSalle Inc	4.4% 15 Nov 2022	25,000	26
	Thermo Fisher Scientific	3.15% 15 Jan 2023	25,000	26
	Reed Elsevier Capital	7.75% 15 Jan 2014	24,000	26
	Clorox Company	3.05% 15 Sep 2022	25,000	26
	NVR Inc	3.95% 15 Sep 2022	25,000	26
	Arrow Electronics Inc	3.375% 01 Nov 2015	25,000	26
	Heineken NV	3.4% 01 Apr 2022	25,000	26
	Advance Auto Parts Inc	4.5% 15 Jan 2022	25,000	26
	Metlife Inc	7.717% 15 Feb 2019	20,000	26
	Arcelormittal	6.75% 25 Feb 2022	25,000	26
	Dr Pepper Snapple Group	2.9% 15 Jan 2016	25,000	26
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	26
	Prudential Financial Inc	3.875% 14 Jan 2015	25,000	26
	Lab Corp Of Amer Hldgs	3.75% 23 Aug 2022	25,000	27
	FNMA Pool 906868	5.5% 01 Dec 2036	24,432	27
	Cliffs Natural Resources	5.9% 15 Mar 2020	25,000	27
	Federal Realty Invs Trst	5.95% 15 Aug 2014	25,000	27
	Petroleos Mexicanos	4.875% 15 Mar 2015	25,000	27
	Citigroup Inc	6.375% 12 Aug 2014	25,000	27
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	28
	Petrobras Intl Fin Co	5.375% 27 Jan 2021	25,000	28
	Comcast Corp	6.3% 15 Nov 2017	23,000	28
	Valspar Corp	4.2% 15 Jan 2022	26,000	28
	Duke Realty LP	5.95% 15 Feb 2017	25,000	29
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	29
	Goldman Sachs Group Inc	5.95% 18 Jan 2018	25,000	29
	Capital One Financial Co	7.375% 23 May 2014	27,000	29
	Federal Home Loan Bank	4.625% 09 Mar 2018	25,000	29
	GNMA Pool 377590	8% 15 Aug 2025	24,855	30
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	30
	Alleghany Corp	5.625% 15 Sep 2020	27,000	30
	Pacific Life Global Fndg	5.15% 15 Apr 2013	30,000	30
	GNMA Pool 413641	6.5% 15 Apr 2026	27,489	31
	Talisman Energy	7.75% 01 Jun 2019	25,000	32
	Donnelley R.R. & Sons	8.6% 15 Aug 2016	30,000	32
	Duke Energy Carolinas	7% 15 Nov 2018	25,000	33
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	33

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Bear Stearns Cos LLC	5.3% 30 Oct 2015	30,000	33
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	34
*	Merrill Lynch & Co	6.4% 28 Aug 2017	29,000	34
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	34
	Xerox Corporation	4.25% 15 Feb 2015	33,000	35
	Airgas Inc	4.5% 15 Sep 2014	33,000	35
	Arcelormittal	6% 01 Mar 2021	35,000	35
	Meccanica Holdings USA	6.25% 15 Jul 2019	35,000	35
	JCPenney Corp Inc	7.625% 01 Mar 2097	45,000	35
	Murphy Oil Corp	3.7% 01 Dec 2022	36,000	36
	Autozone Inc	5.75% 15 Jan 2015	33,000	36
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	37
	Simon Property Group LP	6.75% 15 May 2014	35,000	37
*	Bank of America Corp	7.8% 15 Sep 2016	32,000	37
	Nevada Power Co	6.5% 15 May 2018	30,000	37
	Prudential Financial Inc	6.1% 15 Jun 2017	32,000	38
	Duke Realty LP	8.25% 15 Aug 2019	30,000	38
	American Intl Group	6.4% 15 Dec 2020	31,000	38
	Citigroup Inc	4.75% 19 May 2015	36,000	39
	Keycorp	6.5% 14 May 2013	38,000	39
	Mondelez International	4.125% 09 Feb 2016	36,000	39
	Empresa Bras De Aeronau	5.15% 15 Jun 2022	36,000	39
	Lincoln National Corp	8.75% 01 Jul 2019	30,000	40
	Metlife Inc	6.75% 01 Jun 2016	34,000	40
	American Express Co	8.125% 20 May 2019	30,000	41
	Hershey Company	1.5% 01 Nov 2016	40,000	41
	Aflac Inc	8.5% 15 May 2019	30,000	41
	CS First Boston Commercial Mort.	5% 25 Apr 2019	39,541	41
	Kellogg Co	1.875% 17 Nov 2016	40,000	41
	Ppl Energy Supply LLC	6.2% 15 May 2016	37,000	42
	John Deere Capital Corp	1.25% 02 Dec 2014	42,000	43
	Valero Energy Corp	6.125% 01 Feb 2020	35,000	43
	Fannie Mae	4.625% 01 May 2013	42,000	43
	Caterpillar Fin Serv Crp	6.125% 17 Feb 2014	40,000	43
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	43
	PSEG Power LLC	2.75% 15 Sep 2016	42,000	44
	Metlife Inc	6.817% 15 Aug 2018	35,000	44
	HCC Insurance Holding	6.3% 15 Nov 2019	39,000	45
	Time Warner Inc	3.15% 15 Jul 2015	43,000	45
	Contl Airlines 1999 2	7.256% 15 Sep 2021	41,553	46
	Time Warner Inc	4.875% 15 Mar 2020	39,000	46
	Natl Retail Properties	6.875% 15 Oct 2017	38,000	46
	GNMA Pool 708581	4.5% 15 Apr 2039	44,013	48

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Diageo Capital PLC	5.5% 30 Sep 2016	42,000	49
	Comcast Cable Comm Hldgs	8.375% 15 Mar 2013	50,000	51
	Morgan Stanley Capital I Trust	5.317% 12 Nov 2041	49,785	51
	Anheuser Busch Inbev Wor	7.75% 15 Jan 2019	39,000	52
	Home Depot Inc	3.95% 15 Sep 2020	46,000	53
	HCP Inc	3.75% 01 Feb 2016	50,000	53
	Westlb AG NY	4.796% 15 Jul 2015	48,000	53
	Fannie Mae	5.125% 02 Jan 2014	51,000	53
	Hyundai Capital Services	4.375% 27 Jul 2016	50,000	54
	Verizon Communications	8.75% 01 Nov 2018	39,000	54
*	Merrill Lynch & Co	6.875% 25 Apr 2018	45,000	54
	Morgan Stanley Mortgage Loan T	1% 25 Apr 2034	52,277	55
	CSX Corp	7.375% 01 Feb 2019	43,000	55
	Contl Airlines 2007 1	5.983% 19 Apr 2022	49,203	55
	Simon Property Group LP	2.8% 30 Jan 2017	53,000	56
	American Intl Group	3.8% 22 Mar 2017	52,000	56
	Principal Financial Group	8.875% 15 May 2019	42,000	56
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	57
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	58
	Empresa Nacional De Elec	8.625% 01 Aug 2015	50,000	58
	Verizon Communications	2.45% 01 Nov 2022	59,000	59
	First Niagara Fin Group	6.75% 19 Mar 2020	50,000	59
	Assurant Inc	6.75% 15 Feb 2034	55,000	61
	Royal Bk of Scot Group PLC	4.7% 03 Jul 2018	61,000	61
	General Elec Cap Corp	5.9% 13 May 2014	58,000	62
	FNMA Pool AI1850	3.5% 01 May 2041	59,147	63
	Landwirtsch. Rentenbank	3.125% 15 Jul 2015	62,000	66
	TSY Infl IX N/B	2.375% 15 Jan 2017	57,353	67
	US Treasury N/B	4.75% 15 Feb 2041	50,000	69
	Becton Dickinson	5% 15 May 2019	60,000	71
	JP Morgan Mortgage Trust	3.571% 25 Jul 2034	71,284	72
	Contl Airlines 2000 1	8.048% 01 May 2022	63,860	72
	Petroleos Mexicanos	8% 03 May 2019	57,000	75
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	75
	CRH America Inc	8.125% 15 Jul 2018	63,000	76
	Mass Mutual Life Ins Co	5.625% 15 May 2033	70,000	76
	Nomura Holdings Inc	5% 04 Mar 2015	73,000	77
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	77
	First Horizon Mortgage Pass Th	4.5% 25 Sep 2018	75,679	78
	Sprint Capital Corp	8.75% 15 Mar 2032	65,000	79
	Citigroup Inc	5.5% 11 Apr 2013	79,000	80
	Lennox International Inc	4.9% 15 May 2017	74,000	81
	FNMA Pool AE5156	4% 01 Nov 2040	77,129	83

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Stanley Black & Decker I	3.4% 01 Dec 2021	80,000	84
	Smucker J.M. Co	3.5% 15 Oct 2021	80,000	85
	Toyota Motor Credit Corp	1.25% 17 Nov 2014	84,000	85
	Comerica Inc	4.8% 01 May 2015	80,000	86
	Toyota Motor Credit Corp	4.25% 11 Jan 2021	76,000	87
	Ventas Realty LP/Cap Crp	4.75% 01 Jun 2021	80,000	87
	Johnson Controls Inc	2.6% 01 Dec 2016	84,000	88
	Flowers Foods Inc	4.375% 01 Apr 2022	86,000	88
	Joy Global Inc	5.125% 15 Oct 2021	81,000	89
	Boston Scientific Corp	6.25% 15 Nov 2015	80,000	90
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	93
	Fico Strip Prin	0.01% 30 Nov 2017	100,000	95
	DBS Bank LTD/Singapore	1% 15 Nov 2019	90,000	95
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	76,000	95
	Pub Svc Elec & Gas	9.25% 01 Jun 2021	65,000	95
	Procter & Gamble Co	8% 26 Oct 2029	69,000	100
	Santander US Debt SA Uni	3.781% 07 Oct 2015	100,000	101
	Tyson Foods Inc	7% 01 May 2018	86,000	103
	Morgan Stanley	5.625% 23 Sep 2019	91,000	103
	CRH America Inc	4.125% 15 Jan 2016	99,000	103
	Banco Bilbao Vizcaya ARG	5.75% 20 Jul 2017	100,000	105
	Rabobank Nederland	3.2% 11 Mar 2015	100,000	105
	Kroger Co	6.4% 15 Aug 2017	87,000	105
	America Movil Sab DE CV	3.625% 30 Mar 2015	100,000	106
	Korea Electric Power	5.5% 21 Jul 2014	100,000	106
	Aid Israel	5.5% 18 Sep 2023	81,000	107
	Gap Inc	5.95% 12 Apr 2021	95,000	109
	Morgan Stanley	6% 28 Apr 2015	100,000	109
	JPMorgan Chase & Co	5.15% 01 Oct 2015	100,000	110
	Financing Corp	9.4% 08 Feb 2018	80,000	112
	BBVA Global Finance LTD.	7% 01 Dec 2025	112,000	114
*	Merrill Lynch & Co	5.45% 15 Jul 2014	110,000	117
	Banco Nac De Desen Econo	5.5% 12 Jul 2020	100,000	118
	AT&T Inc	5.5% 01 Feb 2018	100,000	119
	Corning Inc	7% 15 May 2024	94,000	123
	FNMA Pool AP2520	3% 01 Jul 2042	119,423	125
	Master Asset Securitization Trust	4.375% 25 May 2033	126,718	127
	Hutch Wham Int 09 LTD	7.625% 09 Apr 2019	100,000	129
	Pearson Funding Two	4% 17 May 2016	120,000	129
	FNMA Pool AA0654	5.5% 01 Dec 2038	118,443	131
	FNMA Pool AI9013	5% 01 Aug 2041	120,911	132
	Credit Suisse Commercial Mortg	5.555% 15 Feb 2039	129,623	133
	FNMA Pool 900012	5.5% 01 Sep 2036	124,691	136

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	MacQuarie Bank LTD	5% 22 Feb 2017	125,000	137
	Wells Fargo Mortgage Backed	4.710% 25 Jun 2034	133,520	137
	LB Baden Wuerttemberg	7.625% 01 Feb 2023	106,000	138
	Eastman Chemical Co	7.25% 15 Jan 2024	106,000	138
	GCCFC Commercial Mortgage Trust	5.444% 10 Mar 2039	120,000	138
	JP Morgan Chase Commercial Mort.	5.447% 12 Jun 2047	137,126	142
	GMAC Commercial Mortgage	5.485% 10 May 2040	139,967	142
	Transocean Inc	4.95% 15 Nov 2015	130,000	142
	Spectra Energy Capital	6.75% 15 Jul 2018	121,000	143
	Morgan Stanley	5.3% 01 Mar 2013	143,000	144
	Brunswick Corp	7.375% 01 Sep 2023	140,000	144
	US Treasury N/B	4.25% 15 Nov 2017	125,000	146
	FNMA Pool 905648	5.5% 01 Dec 2036	134,428	148
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	141,060	152
	Banco Latino Americano SA	3.75% 04 Apr 2017	150,000	154
	USAA Capital Corp	3.5% 17 Jul 2014	150,000	156
	FNMA Pool AE1761	4% 01 Sep 2040	147,788	159
	Fanniemae ACES	7.435% 25 Dec 2038	154,080	163
*	Bank of America NA	0.669% 15 Jun 2016	171,000	163
	British Sky Broadcasting	9.5% 15 Nov 2018	119,000	166
	Fico Strip Ser 19	0.01% 06 Jun 2018	180,000	166
	EQT Corp	7.75% 15 Jul 2026	130,000	167
	Express Scripts Holding	3.5% 15 Nov 2016	160,000	171
	FNMA Pool AB0194	5.5% 01 Jan 2039	159,218	173
*	Merrill Lynch & Co	6.5% 15 Jul 2018	150,000	175
	Senior Housing Prop Trust	4.3% 15 Jan 2016	173,000	179
	FNMA Pool MA0622	3.5% 01 Jan 2041	168,334	180
	FHLMC GNMA	8% 25 Apr 2024	159,526	184
	PNC Funding Corp	5.25% 15 Nov 2015	171,000	191
	TSY Infl IX N/B	1.875% 15 Jul 2013	188,921	192
	TSY Infl IX N/B	1.625% 15 Jan 2018	165,626	192
	FNMA Pool AL2140	4.5% 01 Sep 2041	178,578	194
	Santander US Debt SA Uni	2.991% 07 Oct 2013	200,000	200
	US Treasury N/B	1.75% 15 May 2022	200,000	202
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	184,000	203
	Federal Home Loan Bank	4.875% 27 Nov 2013	200,000	208
	Ford Motor Credit Co LLC	4.25% 03 Feb 2017	200,000	214
	GNMA Pool 727394	4.5% 15 Feb 2040	195,001	215
	VTB Bank	6% 12 Apr 2017	200,000	216
	GS Mortgage Securities Trust	5.162% 10 Dec 2043	180,000	218
	Landesbk Baden Wurtt NY	5.05% 30 Dec 2015	200,000	223
	FNMA Pool 889608	5.5% 01 Mar 2038	204,949	224
	FNMA Pool AJ6246	4% 01 Feb 2042	214,765	231

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	UBS Commercial Mortgage Trust	3.4% 10 May 2045	220,000	237
	GS Mortgage Securities Trust	3.445% 10 Jan 2045	222,000	242
	FNMA Pool 995876	6% 01 Nov 2038	223,411	245
	TSY Infl IX N/B	1.75% 15 Jan 2028	193,230	250
	FNMA Pool 975093	5% 01 Jun 2038	246,484	267
	CFCRE Commercial Mortgage Trust	3.061% 15 Dec 2047	250,000	267
	CS First Boston Commercial Mort.	1% 15 Jan 2037	269,900	278
	FNMA Pool AH3520	4% 01 Feb 2041	261,420	281
	US Treasury N/B	3.5% 15 Feb 2039	250,000	283
	FNMA Pool AB3284	5% 01 Jul 2041	263,128	291
	CFCRE Commercial Mortgage Trust	4.961% 15 Apr 2044	250,000	294
	FNMA Pool 995581	6% 01 Jan 2039	273,439	299
	Private Export Funding	5.45% 15 Sep 2017	250,000	302
	Santander Issuances	5.911% 20 Jun 2016	300,000	308
	Freddie Mac	4.125% 27 Sep 2013	300,000	309
	Fed Hm Ln Pc Pool Q12591	3% 01 Oct 2042	299,454	313
	GNMA Pool AB3021	3% 15 Oct 2042	299,449	319
	Inter American Devel Bk	0.5% 17 Apr 2023	400,000	327
	Citigroup Inc	8.5% 22 May 2019	253,000	340
	FNMA Pool 991864	6% 01 Oct 2038	312,141	341
	GNMA Pool 719082	4.5% 15 Nov 2039	321,316	353
	Autopista Del Maipo	7.373% 15 Jun 2022	362,183	376
	Murphy Oil Corporation	7.05% 01 May 2029	320,000	394
	Fed Hm Ln Pc Pool G08488	3.5% 01 Apr 2042	385,976	412
	FNMA Pool AP8545	3% 01 Sep 2042	396,698	416
	GNMA Pool 782920	5.5% 15 Mar 2040	380,016	417
	GNMA II Pool 004853	4% 20 Nov 2040	422,216	463
	Federal Farm Credit Bank	4.85% 29 Jul 2020	400,000	497
	Financing Corp	8.6% 26 Sep 2019	358,000	515
	US Treasury N/B	2.625% 15 Nov 2020	500,000	549
	US Treasury N/B	2.625% 15 Aug 2020	500,000	549
	Fed Hm Ln Pc Pool G03616	6% 01 Dec 2037	528,689	575
	FNMA Pool AK7205	4% 01 Mar 2042	543,804	590
	Abbey Natl Treasury Serv	3.875% 10 Nov 2014	610,000	633
	Aid Israel	5.5% 26 Apr 2024	487,000	645
	Financing Corp Fico	9.65% 02 Nov 2018	450,000	658
	Fed Hm Ln Pc Pool G06931	6% 01 Aug 2039	619,009	675
	Fed Hm Ln Pc Pool G04951	5% 01 Nov 2038	665,867	717
	FNMA TBA 3pct Jan 30 Single	3% 01 Dec 2099	700,000	733
	FNMA Pool AI3365	4.5% 01 Jun 2041	686,009	745
	US Treasury N/B	1.375% 30 Sep 2018	800,000	822
	Permanent TSB PLC	3.6% 14 Jan 2013	900,000	900
	GNMA Pool 717097	4.5% 15 May 2039	837,562	921

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2012	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	FNMA Pool AQ0536	3% 01 Nov 2042	880,258	923
	GNMA Pool 778612	4% 15 Nov 2041	1,153,169	1,266
	FNMA Pool Ao9925	3.5% 01 Jul 2042	1,189,344	1,272
	Freddie Mac	8.25% 01 Jun 2016	1,019,000	1,272
	US Treasury N/B	1.875% 31 Oct 2017	1,350,000	1,426
	FNMA TBA 30yr Single Family	3.5% 01 Dec 2099	1,800,000	1,919
	Various Payables			(2,323)
	Various Insurance Companies	Synthetic Wrap Agreements***		(19,868)

	Total Stable Value Fund			582,151

*	Participant Notes Receivable	Interest at 4.00% to 9.25%, maturing through 2022	0	23,442

				$1,114,820

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 20, 2013	By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer and Executive Vice President, CONSOL Energy Inc.
Plan Administrator